Exhibit 12.1

BCB Bancorp, Inc.

Computation of Consolidated Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Six Months Ended June 30, 2011	Years Ended December 31,
		2010	2009	2008	2007	2006
Including Interest Paid on Deposits:
Earnings before income taxes	$6,450	$15,831	$6,369	$5,292	$6,947	$8,787

Combined fixed charges:
Interest expense on deposits	4,296	8,462	10,018	11,522	12,981	10,844
Interest expense on borrowed funds	2,454	5,206	4,976	5,141	4,236	2,633
Appropriate portion (1/3) of rent expense	162	231	142	138	138	129

Total fixed charges	$6,912	$13,899	$15,136	$16,801	$17,355	$13,606

Earnings before income taxes and fixed charges	$13,362	$29,730	$21,505	$22,093	$24,302	$22,393

Ratio of earnings to fixed charges	1.93	2.14	1.42	1.31	1.40	1.65

Excluding Interest Paid on Deposits:
Earnings before income taxes	$6,450	$15,831	$6,369	$5,292	$6,947	$8,787

Combined fixed charges:
Interest expense on borrowed funds	2,454	5,206	4,976	5,141	4,236	2,633
Appropriate portion (1/3) of rent expense	162	231	142	138	138	129

Total fixed charges	$2,616	$5,437	$5,118	$5,279	$4,374	$2,762

Earnings before income taxes and fixed charges	$9,066	$21,268	$11,487	$10,571	$11,321	$11,549

Ratio of earnings to fixed charges	3.47	3.91	2.24	2.00	2.59	4.18